April 4, 2019

Alan Knitkowski
Chief Executive Officer
Phunware, Inc.
7800 Shoal Creek Blvd, Suite 230-S
Austin, TX 78757

       Re: Phunware, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed March 21, 2019
           File No. 333-229524

Dear Mr. Knitkowski:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 5, 2019 letter.

Amendment No. 2 to the Registration Statement on Form S-1

Prospectus Summary, page 1

1. In your response to prior comment 3, you indicate that your PhunCoin Ecosystem is currently in development stage and PhunCoin will have no usefulness until the PhunCoin
       Ecosystem is operative. Please provide a more detailed description of the current status of the PhunCoin Ecosystem and what steps you must perform for such system to be operative. Further, please clarify what you mean by "PhunCoin will have no usefulness until the PhunCoin Ecosystem is operative."
Risk Factors
The price of our common stock and warrants has been, and may continue to be, volatile, and you could lose all or part of your investment, page 31
 Alan Knitkowski
Phunware, Inc.
April 4, 2019
Page 2

2. Please clarify in the first bullet point on page 32 that the low public float for your common stock after the merger is the result of nearly all non-affiliated public stockholders of
      Stellar Acquisition III Corp. electing to redeem their SPAC common stock.
       You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara
C. Jacobs,
Assistant Director, at (202) 551-3735 with any questions.



                                                            Sincerely,

FirstName LastNameAlan Knitkowski                           Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NamePhunware, Inc.
                                                            and Services
April 4, 2019 Page 2
cc:       Eric Hsu, Esq.
FirstName LastName